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Matthew K Kerfoot matthew.kerfoot@dechert.com +1 212 641 5694 Direct +1 212 698 3599 Fax

October 31, 2018

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:	Ms. Karen Rossotto, Esq.

Re:	CION Ares Diversified Credit Fund, File No. 333-212323 (the “Fund”)

Dear Ms. Rossotto:

We are writing in response to your comments from October 2, 2018 with respect to the Post-Effective Amendment No. 7 (the “Amendment”) to the registration statement (the “Registration Statement”) filed on Form N-2 under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended, which was filed on August 14, 2018 pursuant to Rule 486(a) under Securities Act on behalf of the Fund, a diversified, closed-end management investment company, in order to offer Class U Shares (previously designated as Class W Shares in the Registration Statement) of the Fund. The Fund has considered your comments and has authorized us, on its behalf, to make the responses and changes discussed below.

On behalf of the Fund, set forth below are the Securities and Exchange Commission staff’s (the “Staff”) comments along with our responses to such comments, as requested. All capitalized terms not defined herein shall have the meaning as set forth in the Registration Statement.

Prospectus

Summary of Terms

1.	Comment: The Staff notes that the disclosure does not include the following language, which is contained in the prospectus for each other share class of the Fund: “For purposes of computing the Fund’s pre-incentive fee net investment income, the calculation methodology will look through total return swaps as if the Fund owned the referenced assets directly.” Please supplementally explain why this language has been removed or restore the language.

Response: We respectfully acknowledge the comment and confirm that the Advisor has determined not to compute the Fund’s pre-incentive fee net investment income by looking through total return swaps as if the Fund owned the reference assets directly. We note that this language will be removed in the respective disclosure documents of the Fund’s other share classes through a supplemental filing to be made on or about the effective date of the Registration Statement.

2.	Comment: The Staff notes that the Management Fee and Incentive Fees disclosure in the Prospectus are different from the fees currently disclosed in the prospectus for each other share class of the Fund. Please provide a supplemental explanation.

Response: We respectfully acknowledge the comment and confirm that the management and incentive fees for Class U Shares will be consistent with those of the Fund’s other share classes as of the effective date of the Registration Statement, as the Board recently approved, effective as of the effective date of the Registration Statement, a reduction of such fees across all share classes of the Fund. We note that the reduction in fees for the Fund’s other share classes will be reflected in the respective disclosure documents through a supplemental filing, as discussed with the Staff.

Summary of Fees and Expenses

3.	Comment: We note that the Summary of Fees and Expenses table includes a footnote that states: “The net expense ratio of the Fund, after giving effect to the Expense Support and Conditional Reimbursement Agreement was 0.00% for the twelve month period ending October 31, 2017.” Please confirm that this disclosure is accurate.

Response: We confirm the Fund’s net expense ratio as disclosed in the footnote, and we believe that the current disclosure is appropriate.

Tax Aspects

4.	Comment: Please supplementally confirm that Dechert’s review of the tax disclosure has been completed.

Response: We confirm that Dechert has reviewed the tax disclosure, and we have revised the disclosure accordingly.

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Should you have any questions or comments, please contact the undersigned at 212.641.5694.

Sincerely,

/s/ Matthew K. Kerfoot
Matthew K. Kerfoot

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